Exhibit 99.15
CONSENT OF LEONARDO DE MORAES SOARES
The undersigned hereby consents to the use of the report listed below, and the information derived therefrom, as well as to the reference to his name, in each case where used or incorporated by reference in the Annual Report on Form 40-F of Ero Copper Corp., including in the Annual Information Form filed as an exhibit thereto, being filed with the United States Securities and Exchange Commission, and any amendments thereto.
1.Technical Report on the NX Gold Mine entitled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated January 8, 2021 with an effective date of September 30, 2020.
Yours truly,

/s/ Leonardo de Moraes Soares
Leonardo de Moraes Soares, MAIG
GE21 Consultoria Mineral Ltda.

Dated: March 11, 2022